CUSIP No.	440407104	13G	Page 1 of 5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

HORIZON BANCORP, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

440407104
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.
Name of Reporting Persons.

Delaware Charter Guarantee & Trust Company dba Principal Trust Company as Directed Trustee for the Horizon Bancorp Employees' Thrift Plan and Horizon Bancorp Employee Stock Ownership Plan

2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power:	0

	6. Shared Voting Power:	2,250,771

	7. Sole Dispositive Power:	0

	8. Shared Dispositive Power:	2,250,771

9.	Aggregate Amount Beneficially owned by Each Reporting Person 2,250,771

10.	Check if Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.13%

12.	Type of Reporting Person: EP

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Item 1.

(a) Name of Issuer:	Horizon Bancorp, Inc.

(b) Address of Issuer’s Principal Executive Offices:	515 Franklin Street
Michigan City, IN 46360

Item 2.

(a) - (c) Name, Principal Business Address and Citizenship of Person Filing:

Delaware Charter Guarantee & Trust Company dba Principal Trust Company
as Directed Trustee for the Horizon Bancorp Employees' Thrift Plan and
Horizon Bancorp Employee Stock Ownership Plan

1013 Centre Road Ste 300
Wilmington DE 19805-1265

Citizenship:	Delaware

(d) Title of Class of Securities:	Common Stock, no par value

(e) CUSIP Number:	440407104

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(f) ☒	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned: Delaware Charter Guarantee & Trust Company dba Principal Trust Company (the “Trustee”), in its capacity as the Directed Trustee of the Horizon Bancorp Employees’ Thrift Plan and the Horizon Bancorp Employee Stock Ownership Plan (the “Plans”), may be deemed, as of December 31, 2020, the beneficial owner of 2,250,771 shares, in the aggregate, of the Issuer’s common stock which are owned by the Plans on behalf of numerous participants. The securities reported include all shares held of record by the Trustee. The Trustee follows the directions of the investment fiduciary named in the Plans, or other parties designated in the respective Plan’s trust agreement, with respect to voting and disposition of shares. The Trustee, however, is subject to certain fiduciary duties under ERISA as limited in the trust agreements. The Trustee disclaims beneficial ownership of the shares of common stock that are the subject of this Schedule 13G.

(b)
Percent of class: The 2,250,771 shares of common stock represent 5.13% of the Issuer’s outstanding shares of common stock. The percent of class is based on shares outstanding as of December 31, 2020, as provided by the Issuer.

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(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	2,250,771
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	2,250,771

Item 5. Ownership of Five Percent or Less of Class

	Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Shares as to which this Schedule 13G is filed are owned by the Plans on behalf of numerous participants, which participants receive dividends and the proceeds of the sale of such shares. No such participant is known to have such an interest with respect to more than 5% of the class, except as follows: None.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

	Not Applicable

Item 8. Identification and Classification of Members of the Group

	Not Applicable

Item 9. Notice of Dissolution of Group

	Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Delaware Charter Guarantee & Trust Company
As Directed Trustee

/s/ Kristin M. Camp
Kristin M. Camp President February 11, 2021